Exhibit 1.01
Conflict Minerals Report

PVH Corp. (together with its subsidiaries, "PVH," the "Company," "we," "us" or "our") has included this Conflict Minerals Report (the "Report") as an exhibit to its Form SD for 2016 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Form SD (together, the "Rule").  Both the Form SD and the Report are being filed electronically with the Securities and Exchange Commission (the "SEC") on May 31, 2017.

As used herein and consistent with the Rule, "Conflict Minerals" or "3TG" are columbite-tantalite (coltan), cassiterite, gold, wolframite, and three specified derivatives: tantalum, tin, and tungsten.  3TG that are necessary to the functionality or production of our products are referred to herein as "Necessary 3TG."  Our products that contain Necessary 3TG are referred to herein as "In-scope Products."  The terms "adjoining country" and "armed group," as used in this Report, have the meanings contained in the Rule.

Executive Summary

3TG were not necessary to the functionality or production of the vast majority of our products.  Therefore, those products are not subject to disclosure under the Rule.  For the small number of our products that contained 3TG, 3TG usually constituted a small portion of the content.

We have no reason to believe that even these small amounts of 3TG originated in the Democratic Republic of the Congo or any adjoining countries (collectively, the "Covered Countries").  We are, however, typically many levels removed from the market participants that source 3TG potentially used in the components of our products and our supply chain is constantly evolving and geographically diverse.  As a result, we were unable to determine the origin of all of the Necessary 3TG contained in our In-scope Products.

This Report discusses the steps we have taken to ensure that our and our suppliers' sourcing practices are consistent with our commitment to high moral and ethical standards and our Conflict Minerals Policy (the "Policy"), which is described below.

Applicability of the Conflict Minerals Rule to Our Company

With a history going back over 130 years, PVH has excelled at growing brands and businesses with rich American heritages, becoming one of the largest apparel companies in the world. We have over 30,000 associates operating in over 40 countries with over $8 billion in annual revenues.  We own the iconic Calvin Klein, Tommy Hilfiger, Van Heusen, IZOD, ARROW, Speedo1, Warner's and Olga brands and market a variety of goods under these and other nationally and internationally known owned and licensed brands.

We are subject to the Rule because we are a public company with securities registered pursuant to Section 12(g) of the Exchange Act.  While we do not have direct manufacturing operations that use 3TG, we are required to file a Form SD because we contract to manufacture products that contain Necessary 3TG.

Our Conflict Minerals Policy

PVH has long been committed to maintaining high moral and ethical standards that reflect honesty, integrity and reliability in every situation.  In furtherance thereof and for the purposes of the Rule, PVH has adopted the Policy to encourage our suppliers to respect human rights and not to contribute to conflicts in the Covered Countries.

The Policy states clearly that we expect suppliers who supply to or manufacture components, parts or products for PVH that contain 3TG to:

1.
Obtain those minerals from socially and environmentally responsible sources that do not directly or indirectly contribute to conflict or human rights abuses, including sourcing 3TG only from sources that do not directly or indirectly finance or benefit armed groups in a Covered Country;

2.	Implement and communicate to their personnel practices and policies that are consistent with the Policy;

3.	Familiarize themselves with the Rule and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "Guidance");

4.	Put in place procedures for the traceability of 3TG, working with their suppliers, as appropriate;

5.	Where possible, source 3TG from smelters and refiners validated as being conflict free by independent third parties;

6.	Maintain reviewable business records on the source of 3TG;

7.
Provide us with written certifications and other information concerning the origin of 3TG included in products, components and parts supplied to us and the supplier's compliance with the Policy generally, upon request;

8.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Policy;

9.	Otherwise establish policies, due diligence procedures and management systems that are consistent with the Guidance; and

10.	Expect their direct and indirect suppliers to adopt policies and procedures that are consistent with those contained in the Policy.
The Policy also encourages suppliers to support industry efforts to enhance traceability and responsible practices in the global minerals supply chain.

Additionally, the Policy provides that, upon learning of a violation, we may require a supplier to commit to and implement a corrective action plan within a reasonable timeframe.  Finally, the Policy provides that continued failure to adhere to the Policy or refusal to address issues of concern may lead us to terminate our business relationship with the supplier.

Neither the Policy nor PVH condone a general embargo on sourcing from the region.

Product Scoping; Reasonable Country of Origin Inquiry Information

As required by the Rule, for 2016, we conducted a "reasonable country of origin inquiry" ("RCOI").  Our RCOI was reasonably designed to determine in good faith whether any of the 3TG in our In-scope Products originated in the DRC or an adjoining country or from recycled or scrap sources.  For our RCOI, we utilized the management systems contemplated by Step One of the Guidance and the supplier engagement process contemplated by Step Two of the Guidance.  These steps and the related activities are discussed below under "Due Diligence Framework" and "Due Diligence Program Execution."

Our product scoping process included an internal review to determine which of our products categories contain, are likely to contain, or that may contain any of the 3TG, and which suppliers manufactured those products for our Company ("Covered Suppliers").

To collect information for our RCOI, we sent the 2016 Major Revision of the Conflict Minerals Reporting Template (the "CMRT") developed by the Conflict-Free Sourcing Initiative (the "CFSI") to the approximately 400 Covered Suppliers identified in our internal review.  We also provided these Covered Suppliers with a cover email and materials explaining the requirements of the Conflict Minerals Rule and our expectations for compliance with the Rule and our Policy.  Upon request, we also provided our Covered Supplies with training materials on the Rule and our Policy.

We received completed CMRTs from 100% of those Covered Suppliers that we determined use or were likely to use 3TG in our In-Scope Products, and approximately 93% of the total set of Covered Suppliers.

Pursuant to the Rule, based on the results of our RCOI, we conducted the due diligence discussed below.

Due Diligence Framework

For our 2016 due diligence, we followed the criteria set forth in the Guidance.2

The Guidance provides for a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.  Selected elements of our program design are discussed below.  The headings below conform to the headings used in the Guidance for each of the five steps of the framework.  Selected due diligence measures that we took in respect of 2016 are discussed under "Due Diligence Program Execution."

1.	Step One; Establish strong company management systems:

a.	We have adopted the Policy. We communicate the Policy internally and externally by posting it on our corporate website, PVH.com and by distributing it to all of our suppliers and licensees.

b.
We have a Conflict Minerals working group of senior associates, led by our Senior Legal Counsel, Compliance, who work on our Conflict Minerals compliance strategy.  This working group includes representatives from corporate responsibility, legal, sales and sourcing.  Selected associates are educated on the Rule, the Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.  We also use outside counsel with expertise on compliance and reporting under the Rule to assist us with our compliance efforts.

c.
We use the CMRT developed by the CFSI to gather supply chain information, including, in some cases, the names of smelters and refiners.  We maintain business records relating to our 3TG due diligence, including responses to the CMRT, findings and resulting decisions, for at least five years.

d.
Our standard supplier agreement and licensee agreement contain provisions that explain the Company's expectations and our suppliers' obligations under the Rule.  The Policy is also attached to these agreements.

e.
We provide associates, suppliers and other interested parties with email addresses or a confidential reporting website and hotline that they may use to report known or suspected violations of the Policy, in some cases anonymously.  The contact information for our grievance mechanism is conflictminerals@pvh.com (for suppliers) or www.tellpvh.ethicspoint.com (for associates).

2.	Step Two; Identify and assess risk in the supply chain:

a.
We request by email that Covered Suppliers provide us with information, through the completion of the CMRT, concerning the usage and source of 3TG in the products that they manufacture for us.  We follow up by email and telephone with all suppliers that do not respond within the specified time frame.

b.
We review the Covered Suppliers' completed CMRTs and follow up on any response that contains "red flags," which we define as an incomplete CMRT, a CMRT that contains errors or inaccuracies, a CMRT that indicates that the supplier may have manufactured an In-Scope Product for us, but fails to provide smelter or refiner information, or a CMRT that indicates that the supplier sourced Necessary 3TG from a Covered Country.  In each case, we would request a revised or more detailed response and continue to follow up as appropriate.

c.
We review the smelter and refiner information provided by suppliers against the CFSI's Smelter Reference List.  Smelter and refiner information also is reviewed against the lists of "compliant" and "active" smelters and refiners published by the CFSI.

d.
To the extent that a smelter or refiner identified by a supplier was not listed as "active" or "compliant" by the CFSI, we would consult publicly available information or attempt to contact the smelter or refiner to determine whether it obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in a Covered Country.  For 2016, all smelters identified by our In-Scope suppliers as a source of Necessary 3TG were listed as "active" or "compliant."

3.	Step Three; Design and implement a strategy to respond to identified risks:

a.	Our Senior Legal Counsel, Compliance reports the findings of our Conflict Minerals supply chain risk assessment to our General Counsel.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	Step Four; Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain:
To the extent that smelters or refiners are identified, we utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.	Step 5; Report on supply chain due diligence:
We file a Form SD and a Conflict Minerals Report with the SEC.  These filings are also available on our corporate website, PVH.com.

Due Diligence Program Execution

In furtherance of our Conflict Minerals compliance program, we performed the following supplier due diligence for 2016.  For a discussion of the design of our due diligence measures, please see "Due Diligence Framework."  For additional information concerning our RCOI, please see "Product Scoping; Reasonable Country of Origin Inquiry Information."

1.
We sent emails to each of our approximately 400 Covered Suppliers explaining our obligations under the Rule, the Policy and requesting information on the usage and source of any 3TG used in our products through the completion of the CMRT.

2.	As part of our inquiry, we reached out to our larger Covered Suppliers that are known to manufacture In-Scope Products and had one-on-one conversations to ensure accurate and complete reporting.

3.
We followed up by email and telephone with all Covered Suppliers that did not respond to the request within the specified time frame, ultimately obtaining responses from 100% of those Covered Suppliers that we determined use or were likely to use 3TG in our In-Scope Products and approximately 93% of the total set of Covered Suppliers.

4.
We reviewed the Covered Suppliers' completed responses.  Covered Suppliers that submitted an inaccurate or incomplete response were asked to provide a revised CMRT.  We followed up with other Covered Suppliers as we deemed appropriate.

5.	Our Senior Legal Counsel, Compliance, reported the findings of our supply chain risk assessment to our General Counsel.

In addition, to mitigate the risk that the Necessary Conflict Minerals contained in our In-Scope Products directly or indirectly finance or benefit armed groups in a Covered Country, we took the other actions described in this Report.

Product Information

We do not contract to manufacture many products that contain Necessary 3TG.  Indeed, a majority of our products – dress shirts, neckwear, sport shirts, underwear and swimwear – do not contain any 3TG at all.

Our Covered Suppliers identified a total of 98 smelters and refiners that potentially sourced 3TG for our In-Scope Products.  Of these 98 smelters and refiners, 44 were tin smelters or refiners, two were tantalum smelters or refiners, five were tungsten smelters or refiners and 47 were gold refiners.  As of May 31, 2017, 97 of these smelters and refiners were listed as "compliant" by the CFSI and 1 was listed as "active."  As the Covered Suppliers generally provided information at a company level, and not a product level, we were largely unable to determine the smelters and refiners specific to the Necessary 3TG in our In-scope Products or the related country of origin, but we have no knowledge that any of the smelters or refiners source their 3TG from any of the Covered Countries.

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year that ended January 31, 2017.  The information contained in our Form 10-K is not incorporated by reference into this Report or our Form SD and should not be considered part of this Report or our Form SD.

Additional Risk Mitigation Efforts

In order to further mitigate the risk that the Necessary 3TG contained in our In-Scope Products benefit armed groups in the Covered Countries, for 2017, in addition to the due diligence explained above, we plan to:

1.	Engage early in our RCOI process with the small number of Covered Suppliers that failed to provide responses for 2016 to help encourage them to provide all requested information for 2017.

2.	Require the completion of a CMRT as part of the exiting process of all Covered Suppliers, to ensure that we receive 3TG origin information from inactive, as well as active, suppliers.

3.
Offer training on the Rule and our Policy for all suppliers that reported using 3TG in products manufactured for us in 2016, and provide training to any other supplier that requests additional instruction.

1 The Speedo brand is licensed for North America and the Caribbean in perpetuity from Speedo International, Ltd.
2 Second Edition 2013